UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

THRESHOLD PHARMACEUTICALS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001

(Title of Class of Securities)

885807 20 6

(CUSIP Number)

October 5, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 885807 20 6	13G	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FRAZIER HEALTHCARE VI, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0
6. SHARED VOTING POWER 5,497,381
7. SOLE DISPOSITIVE POWER 0
8. SHARED DISPOSITIVE POWER 5,497,381

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,497,381
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.7%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	All percentage ownership reported in this Schedule 13G is based on 33,555,961 shares of Common Stock, par value $0.001 per share (“Common Stock”), outstanding as of the date hereof.
**	The number of shares of Common Stock beneficially owned by the Reporting Persons includes 1,570,680 shares of Common Stock issuable upon the conversion of warrants to purchase shares of Common Stock.

CUSIP No. 885807 20 6	13G	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FHM VI, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0
6. SHARED VOTING POWER 5,497,381
7. SOLE DISPOSITIVE POWER 0
8. SHARED DISPOSITIVE POWER 5,497,381

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,497,381
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.7%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 885807 20 6	13G	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FHM VI, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0
6. SHARED VOTING POWER 5,497,381
7. SOLE DISPOSITIVE POWER 0
8. SHARED DISPOSITIVE POWER 5,497,381

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,497,381
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.7%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 885807 20 6	13G	Page 5 of 10 Pages

Item 1(a).	Name of Issuer:

Threshold Pharmaceuticals, Inc. ( the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1300 Seaport Boulevard

Redwood City, CA 94063

Item 2(a).	Name of Person Filing:

This 13G is being jointly filed by:

(i)	FHM VI, L.L.C., a Delaware limited liability company (“FHM VI, L.L.C.”), with respect to the shares of Common Stock of the Issuer held by Frazier Healthcare VI, L.P. (“FH VI”). FHM VI, L.L.C. is the general partner of FHM VI, L.P. (“FHM VI”), which is the general partner of FH VI. FHM VI, L.L.C. may be deemed to beneficially own the securities held by FH VI.

(ii)	FHM VI with respect to shares of Common Stock of the Issuer held by FH VI. FHM VI is the general partner of FH VI and may be deemed to beneficially own the securities held by FH VI.

(iii)	FH VI with respect to shares of Common Stock of the Issuer that it holds directly.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Address for FH VI; FHM VI; and FHM VI, L.L.C.:

601 Union Street, Suite 3200

Seattle, WA 98101

Item 2(c).	Citizenship:

FH VI- Delaware

FHM VI- Delaware

FHM VI, L.L.C.- Delaware

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value per share

Item 2(e).	CUSIP Number:

885807 10 7

Item 3.	Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

FHM VI

(a)    Amount beneficially owned: 5,497,381

(b)    Percent of class: 15.7%

(c)    Number of shares as to which person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 5,497,381

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 5,497,381

FH VI

(a)    Amount beneficially owned: 5,497,381

(b)    Percent of class: 15.7%

(c)    Number of shares as to which person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 5,497,381

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 5,497,381

FHM VI, L.L.C.

(a)    Amount beneficially owned: 5,497,381

(b)    Percent of class: 15.7%

(c)    Number of shares as to which person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 5,497,381

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 5,497,381

CUSIP No. 885807 20 6	13G	Page 6 of 10 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Item 2(a) and 4.

CUSIP No. 885807 20 6	13G	Page 7 of 10 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 885807 20 6	13G	Page 8 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 7, 2009
Date

FHM VI, L.L.C.

By:	/s/ Thomas S. Hodge
Thomas S. Hodge, Chief Operating Officer

FHM VI, L.P.
By: FHM VI, L.L.C., its General Partner

By:	/s/ Thomas S. Hodge
Thomas S. Hodge, Chief Operating Officer

FRAZIER HEALTHCARE VI, L.P.
By: FHM VI, L.P., its General Partner
By: FHM VI, L.L.C., its General Partner

By:	/s/ Thomas S. Hodge
Thomas S. Hodge, Chief Operating Officer

CUSIP No. 885807 20 6	13G	Page 9 of 10 Pages

EXHIBIT INDEX

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 885807 20 6	13G	Page 10 of 10 Pages

Exhibit 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

October 7, 2009
Date

FHM VI, L.L.C.

By:	/s/ Thomas S. Hodge
Thomas S. Hodge, Chief Operating Officer

FHM VI, L.P.
By: FHM VI, L.L.C., its General Partner

By:	/s/ Thomas S. Hodge
Thomas S. Hodge, Chief Operating Officer

FRAZIER HEALTHCARE VI, L.P.
By: FHM VI, L.P., its General Partner
By: FHM VI, L.L.C., its General Partner

By:	/s/ Thomas S. Hodge
Thomas S. Hodge, Chief Operating Officer